UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33610

Rex Energy Corporation

(Exact name of registrant as specified in its charter)

366 Walker Drive, State College, Pennsylvania 16801

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value per share Preferred Stock, $.001 par value per share 8.875% Senior Notes due 2020 6.25% Senior Notes due 2022 1.00%/8.00% Senior Secured Second Lien Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date1: 0 as to each class of securities referenced above

Pursuant to the requirements of the Securities Exchange Act of 1934 Rex Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 14, 2018	By:	/s/ Tiffany King
		Name:	Tiffany King
		Title:	Plan Administrator

[1]

Pursuant to the Amended Plan of Liquidation of the Debtors and Debtors in Possession Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”) which was confirmed by the U.S. Bankruptcy Court for the Western District of Pennsylvania on October 16, 2018 and became effective on November 14, 2018, all publicly held shares of Common Stock, as well as all shares of Preferred Stock and all 8.875% Senior Notes due 2020 and 6.25% Senior Notes due 2022 have been cancelled. The 1.00%/8.00% Senior Secured Second Lien Notes due 2020 were also cancelled and procedures were established solely for the purpose of making any residual payment(s) in respect of the 1.00%/8.00% Senior Secured Second Lien Notes due 2020 after the wind down of the Rex Corporation’s operations. Rex Corporation continues to exist solely for purposes of the wind down, and in connection therewith, the Plan Administrator (as defined in the Plan) will become the sole shareholder.